Exhibit 99.1

FSD Pharma Participating in H.C. Wainwright 24th Annual Global Investment Conference, On-Demand Presentation Available

TORONTO--(BUSINESS WIRE)--September 12, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRE: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions to address ailments affecting millions worldwide, today announces that it is presenting and participating via the on-demand session at the H.C. Wainwright 24th Annual Global Investment Conference taking place September 12-14, 2022. FSD Pharma’s on-demand presentation can be accessed by clicking this link, https://journey.ct.events/view/0f4c6278-5615-464f-8feb-b0300030f05d beginning Monday, September 12, 2022 at 7:00 A.M. EDT where it will be hosted for 90 days. The presentation and supporting materials will also be available shortly thereafter on the FSD Pharma website within the “For Investors” section.

In this presentation, Dr. Lakshmi Kotra, who serves as Chief Executive Officer of FSD Pharma’s wholly owned subsidiary Lucid Psycheceuticals, delivers updates to the investment community on the business and status of three drug candidates being advanced. FSD Pharma’s Lucid-MS, the Company’s lead compound for the potential treatment of multiple sclerosis, and Lucid-Psych, its lead compound for mental health conditions, are well underway undergoing IND-enabling studies. FSD Pharma recently announced that it received a “Study May Proceed” letter for the Investigational New Drug application from the U.S. Food and Drug Administration and “Notice of Authorization” from Health Canada for its Phase 2 clinical trial of FSD201. The corresponding study protocol is titled, “A Randomized, Double-Blind Placebo Controlled Parallel Group Study of Safety and Efficacy of FSD201 in Patients with Chronic Widespread Musculoskeletal Nociplastic Pain Associated with Idiopathic Mast Cell Activation Syndrome (Disorder)”.

“We are extremely motivated to develop and commercialize FSD Pharma’s portfolio of novel therapeutics and working with high quality institutional investors is instrumental in meeting our goals,” said Dr. Kotra, who also provides development oversight for the complete FSD Pharma pipeline. “As one of the country’s premier annual conferences, we look forward to the H.C. Wainwright event to interact with the investment community and elucidate on the tremendous potential of our pipeline.”

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, an ultra-micronized PEA, for the treatment of inflammatory diseases. Lucid Psycheceuticals Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “hopes,” “planned” or “believes,” or variations of such words and phrases, or states that certain actions, events or results “may,” “could,” “would,” “might,” “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include statements relating to the H.C. Wainwright 24th Annual Global Investment Conference. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com